SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A
(Amendment No. 11)

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A127
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

July 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ⌧

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,842,535**
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,842,535**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,842,535**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

** Includes 173 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which GoldenTree Asset Management LP disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 4,212,026 shares of Common Stock.

CUSIP No. Y2187A127	Page 3 of 6 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,842,535**
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,842,535**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,842,535**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	⌧
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

** Includes 173 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which GoldenTree Asset Management LLC disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 4,212,026 shares of Common Stock.

CUSIP No. Y2187A127	Page 4 of 6 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,199
8	SHARED VOTING POWER 13,842,535**
9	SOLE DISPOSITIVE POWER 162,199
10	SHARED DISPOSITIVE POWER 13,842,535**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,004,734**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	⌧
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.29%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** Includes 173 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which Steven A. Tananbaum disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 4,212,026 shares of Common Stock.

Introductory Statement
This Amendment No. 11 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2016, as amended by Amendment No. 1 filed on June 1, 2016, Amendment No. 2 filed on July 11, 2016, Amendment No. 3 filed on August 16, 2016, Amendment No. 4 filed on December 15, 2016, Amendment No. 5 filed on January 20, 2017, Amendment No. 6 filed on November 29, 2017, Amendment No. 7 filed on December 15, 2017, Amendment No. 8 filed on November 15, 2018, Amendment No. 9 filed on January 29, 2019 and Amendment No. 10 filed on March 13, 2019 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
The information contained in Item 6 of this Amendment is incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer.
Item 5(a) and (c) are amended and supplemented by adding thereto the following:

(a)    As of the date of this Amendment, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Amendment.  Such percentages are calculated based upon the 73,155,074 shares of Common Stock reported to be outstanding as of May 7, 2019 by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2019, plus the 173 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended and supplemented by adding thereto the following:
On July 29, 2019, certain of the Funds purchased an aggregate of $23,640,000 principal amount of the Company’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”) in a private offering made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Convertible Notes were issued pursuant to the Indenture, dated as of July 29, 2019 (the “Indenture”), between the Company and Deutsche Bank Trust Company Americas, as trustee.
The Convertible Notes are convertible by holders at any time prior to the close of business on the business day immediately preceding August 1, 2024. Upon conversion, the Company will pay or deliver to the holder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. The initial conversion rate is 178.1737 shares of Common Stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $5.61 per share of Common Stock), subject to adjustment in certain circumstances in accordance with the terms of the Indenture. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 4,212,026 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of such shares.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: August 1, 2019

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP